UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Closing of the Senior Notes Private Offering

On November 12, 2021, Procaps Group, S.A. (the “Company”) closed the previously announced private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) of Procaps, S.A., a subsidiary of the Company (the “Issuer”), due November 12, 2031, pursuant to a note purchase agreement entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc. The Senior Notes are the senior unsecured obligations of the Issuer and unconditionally guaranteed by the Company and the following subsidiaries of the Company: Crynssen Pharma Group Limited, C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

The Senior Notes were issued in a single tranche, with a final maturity of 10 years and a principal amortization schedule of five annual equal payments commencing on the sixth anniversary of the closing (i.e. years 6 to 10), resulting in a weighted average life of 8 years. The Issuer intends to use the net proceeds from the issuance of the Senior Notes primarily to repay certain existing indebtedness of the Issuer and its subsidiaries in full, as well as for general corporate purposes. The Senior Notes also contain change-of-control provisions and certain customary affirmative and negative covenants and events of default. In addition, the Senior Notes require the Issuer and the obligors thereunder to comply with the following financial ratios: (i) a consolidated total debt of the Issuer and the obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less, measured at certain dates of determination and (ii) an EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of the Issuer and obligors thereunder divided by the consolidated interest expenses of the Issuer and the obligors thereunder) of in excess or equal to 3.00:1.00, calculated at certain dates of determination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: November 17, 2021

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